                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 27, 1999

                                      OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SUPERVALU INC.
                            11840 Valley View Road
                        Eden Prairie, Minnesota 55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.   Independent Auditors' Report of KPMG LLP dated September 3, 1999.

2. Statement of Net Assets Available for Benefits February 27,1999 and February 28,1998.

3. Statement of Changes in Net Assets Available for Benefits Year Ended February 27, 1999.

4. Notes to Financial Statements Years Ended February 27 1999 and February 28 1998.

5.   Independent Auditors' Consent of KPMG LLP.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 SUPERVALU PRE-TAX SAVINGS AND
                                 PROFIT SHARING PLAN

DATE:  September 14, 1999        By: SUPERVALU INC., the plan administrator



                                     By: /s/ Pamela Knous
                                         ---------------------------------
                                         Pamela K. Knous
                                         Executive Vice President and
                                         Chief Financial Officer

                         SUPERVALU PRE-TAX SAVINGS AND

                              PROFIT SHARING PLAN

                             Financial Statements

                    February 27, 1999 and February 28, 1998

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

                               Table of Contents

                                                                           Page
Independent Auditors' Report                                                  1

Statement of Net Assets Available for Plan Benefits,
  February 27, 1999                                                           2

Statement of Net Assets Available for Plan Benefits,
  February 28, 1998                                                           3

Statement of Changes in Net Assets Available for Plan Benefits
  Fiscal year ended February 27, 1999                                         4

Statement of Changes in Net Assets Available for Plan Benefits
  Fiscal year ended February 28, 1998                                         5

Notes to Financial Statements                                                 6

                         Independent Auditors' Report


Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for plan benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) as of February 27, 1999 and February 28, 1998, and the related statements of changes in net assets available for plan benefits for the fiscal years ended February 27, 1999 and February 28, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 27, 1999 and February 28, 1998, and the changes in net assets available for plan benefits for the fiscal years ended February 27, 1999 and February 28, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 3, 1999

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

              Statement of Net Assets Available for Plan Benefits

                               February 27, 1999

                                                                   Participant Directed
                             ---------------------------------------------------------------------------------------------
                                                                  Brinson
                               SUPERVALU          Equity           Global         Wedge         SUPERVALU
                                  INC.             Index           Equity       Small Cap       Common Stock       Loan
                               Fixed Fund           Fund             Fund          Fund           Fund             Fund
                             --------------    --------------    -----------    ----------     --------------   ----------
Assets:
   Investments in
      SUPERVALU
      401(k) Master
      Trust, at fair
      value                  $ 118,126,150        188,570,373     14,500,813    23,984,762         24,818,539   11,926,112

   Contributions
      receivable
      from employees                    --                 --             --            --                 --           --
   Contributions
      receivable
      from employer                     --                 --             --            --                 --           --
   Net interfund transfers          93,438             38,177            (42)      (35,855)          (172,544)    (197,004)

Liabilities:
   Expenses payable               (101,698)          (162,593)       (12,525)      (20,691)           (21,202)          --
                             -------------     --------------    -----------    ----------     --------------   ----------

           Net assets
             available for
             plan benefits   $ 118,117,890        188,445,957     14,488,246    23,928,216         24,624,793   11,729,108
                             =============     ==============    ===========    ==========     ==============   ==========
                                  Non-participant Directed
                             -----------------------------------------------

                              Short-term
                              Investment         Contribution
                                Fund              Receivable        Total
                             ------------       --------------   -----------
Assets:
   Investments in
      SUPERVALU
      401(k) Master
      Trust, at fair
      value                             --                 --    381,926,749

   Contributions
      receivable
      from employees                    --            795,955        795,955
   Contributions
      receivable
      from employer                     --          5,546,263      5,546,263
   Net interfund transfers         273,830                 --             --

Liabilities:
   Expenses payable                     --                 --       (318,709)
                             -------------      -------------    -----------

           Net assets
             available for
             plan benefits         273,830          6,342,218    387,950,258
                             =============      =============    ===========

See accompanying notes to financial statements.

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

              Statement of Net Assets Available for Plan Benefits

                               February 28, 1998

                                                                   Participant Directed
                              ----------------------------------------------------------------------------------------------------
                                                                    Brinson
                                 SUPERVALU       Equity             Global           Wedge            SUPERVALU
                                    INC.         Index              Equity         Small Cap         Common Stock       Loan
                                 Fixed Fund       Fund               Fund            Fund               Fund            Fund
                              --------------  ---------------   ---------------  ---------------  ---------------  ---------------
Assets:
    Investments in
      SUPERVALU
      401(k) Master
      Trust, at fair
      value                   $  103,331,825      154,275,602        14,719,519       33,741,598       14,497,609  $    10,191,058

    Contributions
      receivable
      from employees                      --               --                --               --               --               --
    Contributions
      receivable
      from employer                       --               --                --               --               --               --
    Net interfund transfers           95,091         (109,687)          (21,170)         (60,996)          53,469           34,325

Liabilities:
    Expenses payable                 (23,927)         (25,620)           (2,738)              --           (2,044)              --
                             ---------------    -------------     -------------    -------------   --------------    -------------

            Net assets
             available for
             plan benefits    $  103,402,989      154,140,295        14,695,611       33,680,602       14,549,034       10,225,383
                              ==============    =============     =============    =============   ==============    =============
                                   Non-participant Directed
                              -------------------------------

                               Short-term
                               Investment      Contribution
                                 Fund           Receivable          Total
                              --------------  ---------------   ---------------
Assets:
    Investments in
      SUPERVALU
      401(k) Master
      Trust, at fair
      value                           23,047               --       330,780,258

    Contributions
      receivable
      from employees                      --          511,051           511,051
    Contributions
      receivable
      from employer                       --        6,329,486         6,329,486
    Net interfund transfers            8,968               --                --

Liabilities:
    Expenses payable                      --               --           (54,329)
                                  ----------  ---------------   ---------------

           Net assets
             available for
             plan benefits            32,015        6,840,537       337,566,466
                                  ==========  ===============   ===============

See accompanying notes to financial statements.

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                      Fiscal year ended February 27, 1999

                                                                                     Participant Directed
                                                 -------------------------------------------------------------------------------
                                                                                      Brinson
                                                   SUPERVALU           Equity         Global           Wedge         SUPERVALU
                                                      INC.             Index          Equity         Small Cap      Common Stock
                                                   Fixed Fund          Fund            Fund            Fund            Fund
                                                 --------------  --------------  --------------  ---------------  --------------
Additions:
   Investment income:
      Interest and dividends                     $           --           2,636       1,526,586          588,759         540,932
      Net appreciation (depreciation) in fair
        market value of investments                   7,205,962      28,638,728      (1,456,876)      (7,793,094)        827,904
                                                 --------------  --------------  --------------  ---------------  --------------

                                                      7,205,962      28,641,364          69,710       (7,204,335)      1,368,836
                                                 --------------  --------------  --------------  ---------------  --------------

   Contributions:
      Employer's                                      1,136,653       1,373,811         213,012          476,204         102,446
      Participants'                                   8,197,386      11,356,224       1,751,342        4,119,527         842,830
                                                 --------------  --------------  --------------  ---------------  --------------

                                                      9,334,039      12,730,035       1,964,354        4,595,731         945,276
                                                 --------------  --------------  --------------  ---------------  --------------

             Total additions                         16,540,001      41,371,399       2,034,064       (2,608,604)      2,314,112

Deductions:
   Distributions to participants                    (10,883,730)     (8,183,220)       (808,531)      (1,484,275)     (1,257,492)
   Administrative expenses                             (485,493)       (594,178)        (56,510)        (214,724)        (69,519)
                                                 --------------  --------------  --------------  ---------------  --------------

             Total deductions                       (11,369,223)     (8,777,398)       (865,041)      (1,698,999)     (1,327,011)

Transfers between funds                               8,513,760      (4,193,543)     (1,825,504)      (6,346,023)      9,088,658

Transfers from other plans                            1,030,363       5,905,204         449,116          901,240              --
                                                 --------------  --------------  --------------  ---------------  --------------

             Net increase (decrease)                 14,714,901      34,305,662        (207,365)      (9,752,386)     10,075,759

Net assets available for plan benefits:
   Beginning of year                                103,402,989     154,140,295      14,695,611       33,680,602      14,549,034
                                                 --------------  --------------  --------------  ---------------  --------------

   End of year                                   $  118,117,890     188,445,957      14,488,246       23,928,216      24,624,793
                                                 ==============  ==============  ==============  ===============  ==============
                                                                        Non-participant
                                                                            Directed
                                                 --------------  ------------------------------

                                                                  Short Term
                                                      Loan        Investment      Contribution
                                                      Fund          Account        Receivable         Total
                                                 --------------  --------------  --------------  ---------------
Additions:
   Investment income:
      Interest and dividends                          1,012,246          23,811              --        3,694,970
      Net appreciation (depreciation) in fair
        market value of investments                          --              --              --       27,422,624
                                                 --------------   -------------    ------------  ---------------

                                                      1,012,246          23,811              --       31,117,594
                                                 --------------   -------------    ------------  ---------------

   Contributions:
      Employer's                                             --              --       5,546,263        8,848,389
      Participants'                                          --              --         795,955       27,063,264
                                                 --------------   -------------    ------------  ---------------

                                                             --              --       6,342,218       35,911,653
                                                 --------------   -------------    ------------  ---------------

             Total additions                          1,012,246          23,811       6,342,218       67,029,247

Deductions:
   Distributions to participants                       (904,273)             --              --      (23,521,521)
   Administrative expenses                                   --              --              --       (1,420,424)
                                                 --------------   -------------    ------------  ---------------

             Total deductions                          (904,273)             --              --      (24,941,945)

Transfers between funds                               1,385,185         218,004      (6,840,537)              --

Transfers from other plans                               10,567              --              --        8,296,490
                                                 --------------   -------------    ------------  ---------------

             Net increase (decrease)                  1,503,725         241,815        (498,319)      50,383,792

Net assets available for plan benefits:
   Beginning of year                                 10,225,383          32,015       6,840,537      337,566,466
                                                 --------------   -------------    ------------  ---------------

   End of year                                       11,729,108         273,830       6,342,218      387,950,258
                                                 ==============   =============    ============  ===============

See accompanying notes to financial statements.

               SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                      Fiscal year ended February 28, 1998

                                                                               Participant Directed
                                         --------------------------------------------------------------------------------
                                                                               Brinson
                                            SUPERVALU          Equity          Global          Wedge         SUPERVALU
                                              INC.             Index           Equity        Small Cap      Common Stock
                                           Fixed Fund           Fund            Fund           Fund            Fund
                                         ---------------  --------------  --------------  --------------  --------------
Additions:
    Investment income:
      Interest and dividends             $            --              --       1,389,636         449,104         280,932
      Net appreciation in fair market
        value of investments                   6,577,672      38,787,749         521,472       6,864,228       4,154,053
                                         ---------------  --------------  --------------  --------------  --------------

                                               6,577,672      38,787,749       1,911,108       7,313,332       4,434,985
                                         ---------------  --------------  --------------  --------------  --------------

    Contributions:
      Employer's                               1,287,505       1,300,190         220,134         395,667          38,739
      Participants'                            9,238,029      10,595,983       1,861,372       3,491,062         292,805
                                         ---------------  --------------  --------------  --------------  --------------

                                              10,525,534      11,896,173       2,081,506       3,886,729         331,544
                                         ---------------  --------------  --------------  --------------  --------------

             Total additions                  17,103,206      50,683,922       3,992,614      11,200,061       4,766,529

Deductions:
    Distributions to participants            (10,697,800)     (8,099,824)       (798,984)     (1,391,006)       (461,934)
    Administrative expenses                     (591,251)       (587,779)        (60,222)       (168,388)        (49,032)
                                         ---------------  --------------  --------------  --------------  --------------

             Total deductions                (11,289,051)     (8,687,603)       (859,206)     (1,559,394)       (510,966)

Transfers between funds                       (7,889,138)        539,468      (1,392,522)      5,123,649       9,802,482

Transfers from other plans                     3,955,004       6,965,084              --              --              --
                                         ---------------  --------------  --------------  --------------  --------------

             Net increase (decrease)           1,880,021      49,500,871       1,740,886      14,764,316      14,058,045

Net assets available for plan benefits
    Beginning of year                        101,522,968     104,639,424      12,954,725      18,916,286         490,989
                                         ---------------  --------------  --------------  --------------  --------------

    End of year                          $   103,402,989     154,140,295      14,695,611      33,680,602      14,549,034
                                         ===============  ==============  ==============  ==============  ==============
                                                                  Non-participant
                                                                     Directed
                                         ---------------  ----------------------------------

                                                            Short Term
                                              Loan          Investment     Contribution
                                              Fund           Account        Receivable         Total
                                         ---------------  --------------  --------------   -------------
Additions:
    Investment income:
      Interest and dividends                     838,751          36,810              --       2,995,233
      Net appreciation in fair market
        value of investments                          --              --              --      56,905,174
                                         ---------------  --------------  --------------   -------------

                                                 838,751          36,810              --      59,900,407
                                         ---------------  --------------  --------------   -------------

    Contributions:
      Employer's                                      --              --       6,329,486       9,571,721
      Participants'                                   --              --         511,051      25,990,302
                                         ---------------  --------------  --------------   -------------

                                                      --              --       6,840,537      35,562,023
                                         ---------------  --------------  --------------   -------------

             Total additions                     838,751          36,810       6,840,537      95,462,430

Deductions:
    Distributions to participants               (576,127              --              --     (22,025,675)
    Administrative expenses                           --              --              --      (1,456,672)
                                         ---------------  --------------  --------------   -------------

             Total deductions                   (576,127              --              --     (23,482,347)

Transfers between funds                        2,362,869      (1,098,228)    ( 7,448,580)             --

Transfers from other plans                            --              --              --      10,920,088
                                         ---------------  --------------  --------------   -------------

             Net increase (decrease)           2,625,493      (1,061,418)       (608,043)     82,900,171

Net assets available for plan benefits:
    Beginning of year                          7,599,890       1,093,433       7,448,580     254,666,295
                                         ---------------  --------------  --------------   -------------

    End of year                               10,225,383          32,015       6,840,537     337,566,466
                                         ===============  ==============  ==============   =============

See accompanying notes to financial statements.

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                             Financial Statements

                    February 27, 1999 and February 28, 1998

(1)  The Plan

     The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). All nonunion employees, unless such union agreement specifically provides for their inclusion in the Plan, age 21 or older who have completed one year of service with SUPERVALU with at least 1,000 hours in each year may participate. Eligible employees can enroll in the Plan on the next enrollment date.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan. Participant contributions up to 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 5% of a participant's contribution may be made by SUPERVALU depending upon the performance of each profit center. Except in the case of death, disability or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the plan year and employed on the last day of the plan year.

     All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Participant and employer matching contributions may be directed into one or more of the five funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund and (e) the SUPERVALU Common Stock Fund.

     The following investments represent 5% or more of the net assets available for plan benefits as of February 27, 1999 and February 28, 1998:

                                                 February 27,      February 28,
                                                     1999             1998
                                               ----------------  ----------------
          Investment in SUPERVALU INC. 401(k)
             Master Trust:
               SUPERVALU INC. Fixed Fund       $    118,126,150        103,331,825
               Equity Index Fund                    188,570,373        154,275,602
               Wedge Small Cap Fund                  23,984,762         33,741,598
               SUPERVALU Common Stock Fund           24,818,539    N/A less than 5%

     Effective November 1, 1997, the net assets of the Ryans Division Profit Sharing Plan merged into the Plan.

                                                                     (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                             Financial Statements

                    February 27, 1999 and February 28, 1998

     Effective December 1, 1998, the Plan accounts of participants who had previously transferred among plans within the 401(k) Master Trust were consolidated, resulting in each participant having only one account within the Master Trust. Transfers from other plans of $8,296,490 in 1999 reflect the net result of this activity in the Plan.

     Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's vested account balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in lump sum.

     Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee. Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

    (c)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                             Financial Statements

                    February 27, 1999 and February 28, 1998

     (d)  Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses.

(3)  Trustee

     Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 30 days' written notice to the Administrative Committee. The Committee may remove the Trustee at any time by giving 30 days' written notice of such action to the Trustee.

(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

     The 401(k) Master Trust also administers the Cub Foods Retail Clerks Pretax and Profit Sharing Plan, the SUPERVALU Retail Operation 401(k) Plan, the Wetterau Union 401(k) Plan, the Pittsburgh Union 401(k) Plan and the SUPERVALU Pittsburgh Division Profit Sharing Plan. The Trustee allocates interest and investment income and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, and the SUPERVALU Common Stock Fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

     The Plan record keeper (Hewitt Associates LLC) allocates interest and investment income, net realized gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the record keeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                                                                     (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                             Financial Statements

                    February 27, 1999 and February 28, 1998

     Fair values of investments in the 401(k) Master Trust are as follows:

                                                              February 27,        February 28,
                                                                  1999               1998
                                                            ----------------    -----------------
     Investments at fair value:
     Collective investment fund:                            $    151,850,543          106,699,295
        SUPERVALU INC. Fixed Fund                                220,402,391          166,713,165
        Equity Index Fund (BT Pyramid Equity Index Fund)          15,578,580           16,054,456
        Brinson Global Equity Fund                                   481,962            2,366,275
        Wedge Small Cap Fund (BT Pyramid Russell 2000 Fund)          827,811                   --
               SUPERVALU Common Stock Fund

      Common stock held by:                                       25,510,678           31,900,625
        Wedge Small Cap Fund                                      23,961,328           13,936,885
        SUPERVALU Common Stock Fund
                                                                     330,965            3,205,014
      Cash and cash equivalents                                    1,918,371                   --
      Accrued income                                              (2,188,734)               8,815
      Due from (to) broker                                        12,247,152           10,264,218
      Loans receivable from participants                    ----------------     ----------------

                                                            $    450,921,047          351,148,748
                                                            ================     ================

     Investment income for the 401(k) Master Trust for the fiscal years ended February 27, 1999 and February 28, 1998, is as follows:

                                                                   February 27,           February 28,
                                                                      1999                   1998
                                                                 -----------------     -----------------
     Net realized and unrealized appreciation (depreciation)
     in fair value of investments:
        Collective investment funds                              $      36,507,740            49,702,147
        Common stock                                                    (7,351,854)           11,115,057
                                                                 -----------------     -----------------

                                                                        29,155,886            60,817,204

     Interest                                                              995,478             2,524,159
     Dividends                                                           2,833,827               690,588
                                                                 -----------------     -----------------

                                                                 $      32,985,191            64,031,951
                                                                 =================     =================

     At February 27, 1999 and February 28, 1998, the Plan held 84.7% and 94.2%, respectively, of the total 401(k) Master Trust assets.

                                                                     (Continued)

                         SUPERVALU PRE-TAX SAVINGS AND
                              PROFIT SHARING PLAN

                             Financial Statements

                    February 27, 1999 and February 28, 1998

(5)  Federal Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated June 9, 1998, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(6)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                        February 27,           February 28,
                                                                           1999                   1998
                                                                      -----------------     -----------------
     Net assets available for benefits per the financial statements   $     387,950,258           337,566,466
     Amounts allocated to withdrawing participants                             (616,771)             (533,179)
                                                                      -----------------     -----------------

           Net assets available for benefits per Form 5500            $     387,333,487           337,033,287
                                                                      =================     =================

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                      Year ended
                                                                                     February 27,
                                                                                        1999
                                                                                  -----------------
     Benefits paid to participants per the financial statements                   $      23,521,521
     Add:  Amounts allocated to withdrawing participants at February 27, 1999               616,771
     Less: Amounts allocated to withdrawing participants at February 28, 1998              (533,179)
                                                                                  -----------------

           Benefits paid to participants per Form 5500                            $      23,605,113
                                                                                  =================

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 27, 1999 and February 28, 1998, respectively, but not paid as of that date.